Exhibit 99.1

Continental General Selects Sapiens Insurance Platform for Life & Annuities to Accelerate its Operations

Sapiens enables process modernization, speed to market, and expansion of
Continental General’s TPA services

Rochelle Park, NJ, August 7, 2024 – Sapiens International Corporation, (NASDAQ and TASE: SPNS) (“Sapiens”), a leading global provider of software solutions for the insurance industry, today announced that Continental General Insurance Company (together with its affiliates, “Continental General”), a life, accident, and health insurance company, has selected Sapiens as a technology partner to help accelerate operations, modernize its platform for future insurance products, and enhance its ability to scale in new markets.

In addition, Sapiens Insurance Platform will also enable Continental General to more efficiently implement its long-term care insurance specialty and expand its third-party administrator (TPA) services through its affiliated TPA, Continental General Services.

“As we continue to grow and evolve our business, Sapiens is the ideal technology partner because of its ability to provide a highly flexible and customizable suite of SaaS-based solutions that is built to fit the unique needs of our company, clients, and policyholders,” said Ayanna Burns, Chief Transformation Officer at Continental General. “Sapiens not only provides an innovative suite of solutions, but its team also brings a collaborative approach that will help us to scale up to meet complex implementation challenges involving multiple products and organizations.”

“It’s extremely gratifying for us to be chosen to deliver the end-to-end solution Continental General requires, while also accommodating its growing TPA and multi-product line needs,” said Roni Al-Dor, Sapiens President and CEO. “We are proud to be able to provide the sophisticated technical expertise, flexibility, and innovation that today’s insurance organizations need.”

Sapiens Insurance Platform helps companies accelerate growth by supporting end-to-end insurance processes across all lines of life, health, and annuities operations and is enhanced by Sapiens’ deep industry expertise. Sapiens pre-integrated, packaged business solutions ensure rapid deployment and implementation, allowing for faster time to market and enabling insurers to swiftly adapt to market changes by offering innovative products and services more efficiently.

Through this partnership, Continental General will be leveraging the capabilities of Sapiens SaaS insurance platform, which includes Sapiens CoreSuite for Life & Annuities, a comprehensive, configurable, and unified underwriting, policy, billing, and claims software to accelerate insurance transformation across all life & annuities business lines; Sapiens DigitalSuite, a comprehensive, cloud-native, future-proof digital engagement suite specifically designed to enable, sustain, and grow insurance businesses; Sapiens IllustrationPro, a dynamic point-of-sale solution for life & annuities that quickly and accurately generates quotes and compliant illustrations through an intuitive and modern engagement; Sapiens ApplicationPro, a turn-key solution that enhances customer experience, reduces cost, and creates a seamless workflow; and Sapiens UnderwritingPro, a highly configurable, award-winning accelerated underwriting and new business case management offering.

www.sapiens.com

About Continental General

Based in Austin, Texas, Continental General Insurance Company was incorporated as a life, accident & health insurance company in 1961. Our family of companies and strategic partners provide administrative services to over 100,000 policyholders. We are dedicated to upholding the commitments we have made to provide excellent service to all our policyholders and serve the needs of our claimants and their families during difficult times. Learn more about Continental General at www.cgic.com.

TPA Services provided by Continental General Services, LLC (in California doing business as Continental General Administrative Services).

Continental Insurance Group, Ltd. (“CIG”) is the parent company of Continental General Management, LLC (“CGM”), Continental General Insurance Company (“CGIC”), and Continental General Services, LLC (“CGS”). CIG, CGM, CGIC, and CGS are all wholly owned subsidiaries of Continental General Holdings, LLC (“CGH”).

CGIC is a stock life, accident and health insurance company existing under the laws of the State of Texas and is a licensed insurance carrier in forty-nine states, the District of Columbia, and the U.S. Virgin Islands.

Continental General is an umbrella marketing name for CGM, CGIC, and CGS.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success. Visit our website at www.sapiens.com

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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